Virtualities, Inc.



ANNUAL REPORT

Virtualities, Inc. C/O Kiln 26 S. Rio Grande St. St # 2072

Salt Lake City, UT 84101

0

https://www.valvr.com

This Annual Report is dated April 27, 2022.

BUSINESS

Virtualities, Inc. (dba Virtual Athletics League) is a C-corporation organized under the laws of Utah and is an esports operator. We run tournaments for VR games remotely and worldwide on a variety of VR games. We accomplish this by working with VR content creators on platforms such as youtube and tiktok. We also do general marketing services for game developers by working with content creators including in the traditional mobile and 2d space.

We run the VR summer and winter games, which are twice a year events which have a large number VR tournaments, fun contests, and giveaways.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $70,000.00

Use of proceeds: company growth

Date: February 12, 2018

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial audit of those statements.

Revenues

Revenues from 2021 compared to 2020 for VAL represent continued impacts of a transition from a business model based on a large percentage of revenues coming in through sales to consumers at a physical virtual reality arcade location to a business model based largely on remote marketing and tournament services to gaming studios in early 2020.

With the continuing maturity of Virtualities, Inc. in the field, net revenues were increased to $317,807 in 2021 from $224,403 in 2020. This increase was driven through both fostering new relationships with the continued growth of studios in the VR space as well as building on previously developed relationships.

Expenses

Reflecting both the expansion of the Virtualities team to meet and through working with an increasing number of VR studios to meet their marketing needs, total operating expenses increased to $373,929 in 2021 from $239,455. Driven by new internal hires related to finance, marketing, and esports segments of the business, Virtualities' General/Administrative expenses increased to $310,154 in 2021 from $203,683 in 2020. Marketing expenses also increased from $63,775 in 2021 from $35,772 in 2020 through our increased marketing work with studio partners.

Historical results and cash flows:

VAL's ongoing business operations reflect a continued development of relationships with studios and content creators in the VR gaming environment after the company transitioned to a new business model in early 2020. Gross Profits have continued to grow with this transition with a

45.7% increase from 2019 to 2020 and a 41.62% increase from 2020 to 2021. Total expenses 2021 increased 56.16% compared to 2020, driven largely by the expansion of the Virtualities team.

As VAL continues to expand in the VR environment and matures along with the partners we work with, we expect revenues to continue to grow into the future in a way not necessarily reflected in our early financials.

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our services model, existing pipeline of opportunities, strong relationships with VR studios, and our recent addition of content creator management as part of Virtualities business operations through VAL Uprising. Past cash was primarily generated through sales in a business-to-business model. Our goal is to maintain our fast revenue growth while increasing our bank account balances.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $299,799.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Utah MicroLoan Fund

Amount Owed: $4,159

Interest Rate: 10.75%

Maturity Date: March 15, 2022

Creditor: Utah MicroLoan Fund

Amount Owed: $5,361

Interest Rate: 7.75%

Maturity Date: March 15, 2023

Creditor: US SBA

Amount Owed: $399,900

Interest Rate: 3.75%

Maturity Date: October 06, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ryan Ouzounian

Ryan Ouzounian's current primary role is with Eventus Solutions Group. Ryan Ouzounian currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Company Treasurer and Co-Founder

Dates of Service: January 08, 2018 - Present

Responsibilities: Overall administration and general company organization. In his current role, Ryan does not receive a salary.

Position: Chief Information Officer

Dates of Service: July 12, 2021 - Present

Responsibilities: IT and security. In his current role as CIO, Ryan does not receive a salary.

Other business experience in the past three years:

Employer: Eventus Solutions Group

Title: Sr. Engineer

Dates of Service: August 01, 2020 - Present

Responsibilities: software implementation

Other business experience in the past three years:

Employer: Artemis Health

Title: Implementation Manager

Dates of Service: August 23, 2019 - May 04, 2020

Responsibilities: Worked directly with client's medical, prescription, financial and health/wellness data vendors, outlining required data layouts and reconciliation reporting. Managed resources from product & development and data managers in extracting, transforming and loading data to the Artemis platform.

Other business experience in the past three years:

Employer: NICE inContact

Title: Staff Implementation Manager

Dates of Service: August 08, 2016 - August 23, 2019

Responsibilities: Charged with implementing NICE inContact's ACD/IVR call center software in both pre & post sales environments. Consult with clients on call/contact center best practices, integrating client's business requirements to ensure proper utilization of product features and KPIs. Utilize BRDs and project plans to properly forecast the implementation process and ensuring alignment with shareholders expectations. Primary focus in consulting/implementing Personal Connection Dialer, including gathering integration requirements for CRMs. Emphasis on enterprise level projects, with MRCs in the range of 250K - 500K, with project life cycles of 8 months +

Name: Ryan Burningham

Ryan Burningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Co-Founder and Director

Dates of Service: January 08, 2018 - Present

Responsibilities: Company organization and management. In his current role as CEO, Ryan does not receive a salary.

Other business experience in the past three years:

Employer: Ivanti

Title: Manager of Business Development

Dates of Service: January 06, 2019 - October 02, 2020

Responsibilities: Leader of the business development teams and new business in the IT space.

Other business experience in the past three years:

Employer: Instructure

Title: Enterprise Business Development

Dates of Service: January 08, 2019 - May 31, 2019

Responsibilities: New business development in the enterprise for the Bridge product suite.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ryan Burningham

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 72.041

RELATED PARTY TRANSACTIONS

n/a

OUR SECURITIES

The company has authorized Common Stock, SAFEs, and Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 882,999 of Non-Voting Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,328,572 outstanding.

Voting Rights

One vote per share.

Material Rights

Equity Incentive Plan

The total amount outstanding includes 1,500,000 of shares to be issued pursant to stock options, reserved but unissued.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

SAFEs

The security will convert into Preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $70,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: None

Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Target Percentage (7%) of the Company Capitalization (on an as-converted to Common Stock basis), calculated as of immediately preceding the closing of the Equity Financing.

Material Rights

b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Target Percentage of the Liquidity Capitalization, calculated as of immediately prior to the Liquidity Event, if the Investor fails to select the cash option.

c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Convertible Securities (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); provided, however, that the rights and obligations under Section 6 shall terminate immediately following the closing of the earliest to occur of an Equity Financing, a Liquidity Event or a Dissolution Event.

Non-Voting Preferred Stock

The amount of security authorized is 1,059,601 with a total of 0 outstanding.

Voting Rights

Holders of Non-Voting Preferred Stock are not entitled to a vote, however, they may convert into voting shares at the option of the holder. Please see Voting Rights of Securities Sold in this Offering Below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering. Voting Proxy. Upon the conversion of any Non-Voting Preferred Stock sold in this offering to Common Stock (as defined in the Amended and Restated Certificate of Incorporation of Virtualities, Inc., as amended), Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. In any calendar year, the holders of outstanding shares of Non-Voting Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation (the "Board"), out of any assets at the time legally available therefor, The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Non-Voting Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Non-Voting Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Non-Voting Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Non-Voting Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Non-Voting Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Non Voting Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest applicable Non-Voting Preferred Stock dividend. The applicable "Original Issue Price" means (a) $1.20 per share of Series Seed Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred.

Preferential Payments to Holders of Non-Voting Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (1) one times the applicable Original Issue Price plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Non-Voting Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Non-Voting Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Non-Voting Preferred Stock shall share ratably, on a pari passu basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Ratio. Each share of Non-Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be equal to $1.20 per share of Non-Voting Series Seed Preferred Stock and the rate at which shares of Non-Voting Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Non-Voting Preferred Stock.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Non Voting Preferred Stock shall be rounded down to the nearest whole share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our val team software. Delays or cost overruns in the development of our val team software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Virtualities, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtualities, Inc could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Virtualities, Inc.

By   /s/ *Ryan Burningham*

       Name: Ryan Burningham

       Title: CEO

Exhibit A

FINANCIAL STATEMENTS

VIRTUALITIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Virtualities, Inc.

We have reviewed the accompanying financial statements of Virtualities, Inc., (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 11, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	299,799	$	9,166
Accounts receivable—net		12,262		-
Prepaids and other current assets		3,893		775
Total current assets		**315,954**		**9,941**
Total assets	$	**315,954**	$	**9,941**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	73	$	14,541
Deferred revenue		-		-
Current portion of Loan Payable		31,843		29,706
Shareholder loan		-		48,482
Other current liabilities		50		-
Total current liabilities		**31,966**		**92,729**
Long term debt less current maturities		377,577		17,426
SAFEs		70,000		70,000
Deferred Tax Liabilities		3,151		-
Total liabilities		**482,694**		**180,156**
STOCKHOLDERS EQUITY				
Common Stock		68		68
Additional Paid In Capital		(97,836)		(104,702)
Retained earnings/(Accumulated Deficit)		(68,973)		(65,581)
Total stockholders' equity		**(166,740)**		**(170,215)**
Total liabilities and stockholders' equity	$	**315,954**	$	**9,941**

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 317,807	$ 224,403
Cost of goods sold	-	-
Gross profit	317,807	224,403
Operating expenses		
General and administrative	310,154	203,683
Sales and marketing	63,775	35,772
Total operating expenses	373,929	239,455
Operating income/(loss)	(56,122)	(15,052)
Interest expense	8,208	10,913
Other Loss/(Income)	(63,834)	(4,129)
Income/(Loss) before provision for income taxes	(497)	(21,836)
Provision/(Benefit) for income taxes	(2)	-
Net income/(Net Loss)	**$ (495)**	**$ (21,836)**

See accompanying notes to financial statements.

VIRTUALITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional	Retained earnings/ (Accumulated	Total Shareholder
(in , $US)	**Shares**	**Amount**	**Paid In Capital**	**Deficit)**	**Equity**
Balance—December 31, 2019	**6,828,572**	**$ 68**	**$ (104,702)**	**$ (43,744)**	**$ (148,378)**
Capital contribution			-		-
Net income/(loss)				(21,836)	(21,836)
Balance—December 31, 2020	6,828,572	68	(104,702)	$ (65,581)	**$ (170,215)**
Capital contribution			1,388.44		1,388
Shared-based Compensation			5,478		5,478
Prior year adjustment				(2,897)	(2,897)
Net income/(loss)				(495)	(495)
Balance—December 31, 2021	6,828,572	**$ 68**	**$ (97,836)**	**$ (68,973)**	**$ (166,740)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(495)	$	(21,836)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		5,478		
Prior year adjustment		(2,897)		
Changes in operating assets and liabilities:				
Accounts receivable		(12,262)		5,001
Prepaids and other current assets		(3,118)		(775)
Deferred revenue		-		(100,000)
Credit Cards		(14,468)		(10,037)
Other current liabilities		50		(558)
Deferred Tax Liabilities		3,151		(558)
Net cash provided/(used) by operating activities		**(24,561)**		**(128,206)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		1,388		
Borrowing on Loans and Notes		362,287		20,905
Repayment of Shareholder loan		(48,482)		
Borrowing on Shareholder loan				10,177
Net cash provided/(used) by financing activities		**315,194**		**31,082**
Change in cash		290,633		(97,123)
Cash—beginning of year		9,166		106,289
Cash—end of year	$	**299,799**	$	**9,166**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,208	$	10,913
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Virtualities, Inc., was incorporated on January 2, 2018, in the state of Delaware. The financial statements of Virtualities, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

Virtualities, Inc. is an esports operator. We run tournaments for VR games remotely and worldwide on a variety of VR games. We accomplish this by working with VR content creators on platforms such as YouTube and Tiktok. We also provide general marketing services for game developers by working with content creators.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $49,799 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Virtualities Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of marketing and tournament operations services for game developers. Developers pay the Company to market their VR e-sports, fitness, as well as a variety of other games, primarily in the VR space.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $63,775 and $35,772, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepayments	695	775
Prepaid Income Tax	1,799	
Other current asset	45	
Total Prepaids Expenses and other Current Assts	$ 2,540	$ 775

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Sales Tax Payable	-	558
Other current liabilites	50	
Total Other Current Liabilities	**50**	**558**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 6,828,572 shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ 0.00	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	554,167	$ 0.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	554,167	$ -	9.97
Exercisable Options at December 31, 2021	554,167	$ -	9.97

Stock option expenses for the years ended December 31, 2021, was $5,478.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
PPP loan -Forgiven	$ 27,765	1.00%	4/20/2020	Forgiven						278	278	18,510	$ 9,255	27,765
SBA Loan	$ 400,000	3.75%	10/6/2021	4/12/2051	$ 7,498	$ 7,498	$ 23,028	$ 376,872	$ 399,900					
UT Micro Loan	$ 25,000	10.75%	4/15/2017	3/15/2022	$ 2,688	$ 2,688	$ 4,159	$ -	$ 4,159	2,688	2,688	6,540	$ 3,373	$ 9,913
UT Micro Loan	$ 4,159	10.75%	2/15/2017	3/15/2023	$ 447	$ 447	$ 4,656	$ 705	$ 5,361	1,016	1,016	4,656	$ 4,798	$ 9,454
Total					**$ 10,633**	**$ 10,633**	**$ 31,843**	**$ 377,577**	**$ 409,420**	**$ 3,981**	**$ 3,981**	**$ 29,706**	**$ 17,426**	**$ 47,132**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 31,843
2023	27,187
2024	23,028
2025	23,028
Thereafter	304,334
Total	**$ 409,420**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

			As of Year Ended December 31,	
SAFE(s)	**Target Percentage**	**Borrowing Period**	**2021**	**2020**
SAFE- Boost VC Fund 3, L.P.	7%	Fiscal Year 2018	$ 70,000	$ 70,000
Total SAFE(s)			**$ 70,000**	**$ 70,000**

If there is an Equity Financing before the expiration or termination of this instrument, the company will automatically issue to the investors a number of shares of SAFE Preferred Stock equal to the Target Percentage of Company Capitalization (on an as converted to Common Stock basis), calculated as of immediately preceding the closing of the Equity Financing. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Target Percentage of the Liquidity Capitalization, calculated as of immediately prior to the Liquidity Event, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7.   INCOME TAXES

Income tax expenses (benefit) from continuing operations are as follows:

Current:		
Federal, state, and local	$	(1,799)
Foreign	$	-
Total	$	(1,799)
Deferred		
Federal, state, and local	$	(1,799)
Foreign	$	-
Total non-current expense (benefit)	$	(1,799)
Total	$	(3,599)

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	(3,151)
Net current deferred tax asset	$	(3,151)

8.   RELATED PARTY

During the past period, the Company received several loans from the CEO and the owner Ryan Burningham. The loans bear an interest rate from 5-20%. The total outstanding amount of the loan as of December 31, 2021, and as of December 31, 2020 amounted to $0 and $48,482, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 11, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Ryan Burningham, Principal Executive Officer of Virtualities, Inc., hereby certify that the financial statements of Virtualities, Inc. included in this Report are true and complete in all material respects.

Ryan Burningham

CEO